EXHIBIT 99.1

EXPLANATION OF SIGNIFICANT CHANGE

     As used in the following explanation, words such as "anticipate," "expect," "estimate," "believes" and similar expressions are intended to identify forward-looking statements regarding events and financial trends which may affect the Registrant's future operating results and financial condition. Such statements are subject to risks and uncertainties that could cause the Registrant's actual results and financial condition to differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The financial results reported herein are based on management's review of the Registrant's financial records which have been submitted to its auditors and which are currently being reviewed by the auditors and the Registrant. Although management believes that these figures fairly represent the Registrant's financial condition as of March 31, 2000, they are subject to the final audited figures and report of the auditors to be filed within 15 days of the date hereof as part of the Registrant's Form 10-KSB.

     The Registrant expects net income before amortization of goodwill of $650,000 for its fiscal year ended March 31, 2000. Amortization of goodwill is $320,000, leaving net income before other items and provision for income tax of $330,000. The Registrant anticipates reporting a net loss for its fiscal year ended March 31, 2000 of $200,000 compared with a net loss for its fiscal year ended March 31, 1999 of $2.1 million. The primary reason for this decreased loss was the profitable operations of its Planet Access Networks, Inc. subsidiary and increased cost control measures, offset by continued high costs of product development of itsadvanced translation tools. A more complete description of the Registrant's results of operations and financial condition for its fiscal year ended March 31, 2000 will be presented as part of its Form 10-KSB to be filed within 15 days of the date of this report.